



PROCESSED
NOV 19 2003
THOMSON FINANCIAL
82-4421
03 NOV -6 AM 7:21
SUPPL

# EASTMAIN

*NEWS RELEASE*

## EASTMAIN GRANTS DIANOR OPTION ON ABITIBI EXTENSION RIGHT TO USE BHP AIRBORNE SURVEY

**Trading Symbol: ER – The Toronto Stock Exchange** October 29, 2003

**Eastmain Resources Inc. (TSX - ER)** – announced that it has granted an option to Dianor Resources Inc. to earn an interest in its Abitibi Extension Project. Under the terms of the agreement, Dianor shall have the right to explore within an area covered by data held exclusively by Eastmain Resources. Eastmain is the proprietary owner of 25,000 line kilometres of High Sense magnetic data and 4,000 line kilometres of GEOTEM III EM and magnetic data previously flown by BHP in the Abitibi Extension Project area of Ontario. In addition, Dianor has the option to earn a 50% interest in any of the 28 diamond claim groups currently held by Eastmain in the area.

Evaluation of the original BHP geophysical data will assist in delineating geophysical targets indicative of kimberlite in this under explored region of Ontario. The area flown by BHP is located north of Dianor's Cluster Project properties and south of the James Bay Lowlands where numerous companies, including De Beers and Metalex Ventures, are exploring for diamonds. The project area is the westward continuation of the Quebec Abitibi region where Majescor Resources, Globestar Resources and other companies are conducting diamond exploration in the Roussillon and Nottaway areas.

An independent geophysicist will process the original geophysical data to identify targets having the magnetic characteristics of kimberlite. The selected targets will be field checked and prioritized utilizing Dianor's efficient and cost-effective target evaluation methodology, which includes a combination of pionjar sampling and MMI *(Mobile Metal Ion)* geochemistry. The aim is to prioritize magnetic targets for drilling in a fast and cost efficient manner.

Under the terms of the option, Dianor will issue 100,000 shares to Eastmain upon signing a letter agreement and 80,000 shares per year over the five-year term of the agreement, totalling 500,000 shares. To maintain its right to explore within the area defined by the agreement Dianor has a minimum work commitment of $50,000 per year and must complete a total of $500,000 over the five-year term. Eastmain has an option to back-in with a 30% participating interest on any given diamond target and a 50% participating interest in any gold or base metal target. Dianor has an option to earn 50% interest in any diamond claim group currently held by Eastmain by completing $50,000 in work expenditure per claim group. Eastmain retains a 10% carried interest to production on any mineral rights acquired by Dianor and BHP Billiton has a 2% NSR on any claims within the area. Eastmain may also elect to become operator on any gold or base metal discovery.

Company President and Chief Executive Officer Donald J. Robinson stated: "We are pleased to broaden our exploration efforts through a joint venture partnership with Dianor. With two significant active gold projects in Quebec (Clearwater) and Ontario (Reserve Creek), a strong portfolio of other projects, a seven-year listing on the Toronto Exchange and a $5-Million treasury, the Company is well positioned for future discovery."

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11/14

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.

The Bull & Bear FINANCIAL REPORT October 2003

# Eastmain Resources Inc.

## *Eastmain Resources Is Actively Exploring One of the Richest Unmined Gold Deposits In Québec*

Eastmain Resources Inc. (TSX: ER) is in the enviable position of controlling 75% of one of the most advanced and promising gold properties in Northern Québec. The company has a 600,000-ounce inferred gold resource, valued at more than US$200-million, poised for a giant leap upwards; each 5,000 shares of stock is backed by 100 ounces of gold (or roughly US$30,000 in gold at US$375/oz.); an extremely low cost exploration is heavily subsidized by the Québec government; and a massive, multi-billion dollar infrastructure is under construction that will cost the company not one single dime.

The combined impact on Eastmain's future prospects is clear: Eastmain is swiftly approaching a powerful new paradigm – a junior company with a world-class resource in a bull gold market.

Eastmain's 84-square kilometer Clearwater property straddles a 10 mile-long "gold pathway" that shows very high-grade gold at surface and drill results indicating a large, mineable ore body which is open at depth. This Greenstone Belt property – located between Québec's Eastmain and Eau Claire Rivers, 720 kilometers north of Montreal and 150 kilometers east of James Bay – is underexplored land currently accessible only by air. That is soon to change dramatically, thanks to the Québec government.

And if the Clearwater property's golden prospects are not convincing enough, consider that Eastmain also owns or joint ventures a series of equally promising but virtually unexplored properties that either host or are highly prospective for gold, diamonds and base metals.

"The critical thing in this industry is momentum. Once the gold market fires up on all cylinders, every gold project will become active and start receiving exploration funding. Our philosophy is to fortify the company's assets whenever the opportunity presents itself," says Eastmain President Donald J. Robinson.

### Clearwater Eau Claire Gold Deposit Drilling Toward Production

Today, the Clearwater Project is indisputably Eastmain's flagship property. Now in the resource-building stage, Clearwater has tremendous blue-sky potential. In just the last year the inferred resource for the Eau Claire Deposit soared 80% to approximately 600,000 ounces with a current in situ gross metal value of over US$200 million.

Drilling in 2002 increased the deposit's inferred resource tonnage by 300%, while grade rose by 60% and contained ounces of gold increased by over 500%. What is particularly exciting for the company is that the deposit continues to remain open in all directions.

"Things at Clearwater are very active now. We are completing our most recent drilling program and will


EASTMAIN

**EASTMAIN RESOURCES INC.**
**TSX: ER**

Eastmain Resources Inc. is actively exploring one of the richest unmined gold deposits in Québec. Every purchase of 5,000 Eastmain shares is backed by 100 ounces of gold. Last year, the company's C$600,000 investment (net exploration spending) added US$114 million in gold to the Clearwater resource, which straddles a 10-mile-long gold pathway with potential to host a multi-million-ounce deposit. With multiple key projects and several major partners, Eastmain Resources is a junior company with a senior approach.

*Contact:* Donald J. Robinson, President/
Catherine Butella, Exploration Manager

Corporate Office: 36 Toronto St., Suite 1000
Toronto, ON M5C 2C5, Canada

Exploration Office: RR #1, Orangeville, ON L9W 2Y8

Phone: 519-940-4870 • Fax: 519-940-4871

E-Mail: robinson@eastmain.com • butella@eastmain.com

Web Site: www.eastmain.com

Shares Outstanding: 32.8 million

Active Float: approx. 20 million
(Major shareholders/management hold 1/3 of shares)

52 Week Trading Range: Hi: C$0.61 Low: C$0.27

have the first set of results very shortly," says Robinson. The 2003 drilling results will be compiled in a database used to compute a new resource total, expected by year end.

To date, the company has identified several high-grade veins averaging more than one ounce of gold per ton (34.28 grams per tonne) within a kilometer-long zone. Drilling has intersected 107 gold-bearing veins over a length of 600 meters – and 25% of those veins range from 5.03 to 22.8 g/t gold over widths of 1.5 to 9.0 meters, a "hit ratio" in the class of many existing high-grade gold mines, according to Robinson. Down-angle drilling 750 meters to the south of the surface showing hit the deposit a half kilometer down, while 15 out of the 18 holes drilled hit the main set of veins. New drilling in the coming year will begin to convert the inferred into an indicated resource and subsequently to a measured category as proven and probable reserves.

"Our near-term target is one million ounces of gold," says Robinson. "We think we can realistically reach that threshold."

Earlier this year, Eastmain reached an agreement with its joint venture partner, SOQUEM, enabling Eastmain to earn a 75% interest in the Clearwater project in exchange for C$2.5 million in work expenditures over four years. Robinson expects that earn-in amount to be reached early, possibly by mid-year. Significantly, SOQUEM also waived its right to reclaim 25% of the property for 1 million shares in Eastmain. This ensures Eastmain will remain as the controlling and operating partner for the Clearwater property.

## Half of Exploration Costs, And Vital Infrastructure Paid For By Government

Why are Eastmain's exploration costs so incredibly low (C$2 per ounce of gold)? Answer: the pro-mining and pro-development policies of the Québec government. That government is not only reimbursing Eastmain for half of its net exploration costs, but is building the infrastructure (power, roads, and support facilities) vital to convert a resource into a producing mine.



Eastmain's Clearwater Property adjacent to northern Québec river system

This financial windfall has enabled Eastmain to halve its earn-in period with its joint venture partner, SOQUEM (a government entity whose mandate is to promote economic development projects throughout the province). SOQUEM will remain responsible for 25% of ongoing exploration and development costs.

> **"Worst case, we will have a small mine, but best case, Clearwater will become a major mining camp"...**
>
> ***Dr. R. W. Hutchinson***
> ***Eastmain Director***

Hydro-Québec is nearing completion of a C$2 billion hydro-electric project that will provide needed power to the city of New York. A C$34 million all-weather road required by the project approaches to within three miles of the Clearwater property. By August 2004, Eastmain will also have full use of a bridge across the Eastmain River that will be strong enough for heavy mining equipment to drive right to the Clearwater site. A nearby 2,500-man camp offers lodging, food, supplies and equipment repair – facilities essential to a production decision.

## Red Lake Belt Gold Property Leads a Portfolio of Prospective Properties

"Drilling, drilling, drilling" is Eastmain's overriding operational philosophy, says Robinson, who is always on the lookout for that next project that could host a "monster" deposit.

One example of this mandate in action is Eastmain's recent joint venture on a promising property on the eastern end of the same Greenstone Belt where Goldcorp is working a multi-million ounce deposit at its New Red Lake Mine. Robinson says the 1,856-hectare Reserve Creek property has "excellent potential for the development of a significant gold deposit."

Initial drilling intersected significant gold- bearing formations, including 40.9 g/t (1.19 oz/t) gold over 0.5 meters and 7.3 g/t (0.23 oz/t) gold over 4.1 meters. The high-grade gold zones are open at depth and along a nine-kilometer-long mineralized corridor.

Eastmain's full portfolio of prospective properties strengthens the company's future prospects for developing new gold, diamond, and copper/zinc base metals resources.

The next project on Eastmain's exploration priority list is the Abitibi Extension Project (Ontario) in a known kimberlite zone with potential for diamonds, gold and base metals. De Beers' Victor Pipe is located to the north of Eastmain's area of interest. The Lac Elmer Project (a joint venture with Barrick Gold) is a Hemlo-Bousquet type gold deposit in Québec. The Reservoir

Project, also in Québec, is a 100-percent-owned copper/gold project estimated to contain a 50-million-tonne, low-grade copper-gold mineral resource. The 100% owned Railroad project (New Brunswick) is a base metal VMS prospect next to Noranda's former 20-million-tonne Heath Steele Mine.

## Investment Considerations

Eastmain is well financed, with C$1 million in its till, another C$1 million in outstanding warrants priced just below the company's recent stock trading range, and C$1.45 million in rebates expected from the from the Québec government through 2004. Major shareholders include industry giant BHP/Billiton and several mining and metals funds including Sprott Asset Management, Dundee Precious Metal Fund, SIDEX, société en commandite – a Québec-based mining fund, the Contrarian Fund and LOM Group. Eastmain's list of major joint venture partners comprises Barrick Gold, BHP/Billiton, Falconbridge Limited, Newmont Canada Limited, Phelps Dodge and SOQUEM, Inc.

"Over the last eight years, the company has raised C$10 million on the Toronto Stock Exchange. As a result, we have had sufficient funds to operate and have continually demonstrated our ability to finance the company even in the worst of times," says Robinson. "Clearly we are one of the few junior companies that has survived the test of time."



Mining analysts are increasingly intrigued with Eastmain's prospects. One leading resource newsletter editor likens the Clearwater property to the Timmins Gold Camp which has produced 60 million ounces of gold. He predicts a multimillion ounce discovery that will "propel the company into the big league".

Eastmain will significantly extend its financial reach when it begins trading in the U.S. on the OTC BB, probably sometime next year. The company is preparing to file the necessary documents with the SEC. "This will add between 250 and 300 million hopefully eager and wealthy American investors to our 30 million Canadians who can currently trade in our stock," says Robinson.

If Eastmain's expectations for its Clearwater project are proven true, its shareholders should see a significant reward within the next three to five years, Robinson says. That is the time he estimates it will take to bring Clearwater to full production. "To quote Eastmain Director Dr. R.W. Hutchinson," says Robinson, "'Worst case, we will have a small mine, but best case, Clearwater will become a major mining camp.'" ■

**Disclaimer:** This material is for distribution only under such circumstances as may be permitted by applicable law. It has no regard to the specific investment objectives, financial situation or particular needs of any recipient. It is published solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or related financial instruments. References made to third parties are based on information obtained from sources believed to be reliable but are not guaranteed as being accurate. Recipients should not regard it as a substitute for the exercise of their own judgement. The opinions and recommendations are those of the writers and are not necessary endorsed by The Bull & Bear Financial Report. Any opinions expressed in this material are subject to change without notice and The Bull and Bear Financial Report is not under any obligation to update or keep current the information contained herein. All information is correct at the time of publication, additional information may be available upon request. Eastmain Resources, Inc. paid The Bull & Bear Financial Report a fee for their advertorials and for promotional services provided by The Bull & Bear Financial Report. The directors and employees of The Bull & Bear Financial Report do not own any stock in the securities referred to in this report.